TASEKO: FLORENCE COPPER ACHIEVES IMPORTANT MILESTONE

STATE OF ARIZONA ISSUES TEMPORARY AQUIFER PROTECTION PERMIT; SETS DATE FOR PUBLIC HEARING

April 14, 2016, Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the "Company") is pleased to advise that the Arizona Department of Environmental Quality (“ADEQ”) has announced its intention to issue a significant amendment to a Temporary Aquifer Protection Permit (“APP”) for the Florence Copper Project.

Important milestone confirms project satisfies regulatory requirements

The decision by the ADEQ to move the permit amendment forward into the 30-day public comment period marks an important milestone for the Company. This decision confirms the ADEQ has completed its substantive review and is satisfied with the conditions under which the Production Test Facility (“PTF”) can operate once the final permit is issued.

Russell Hallbauer stated, “With this permit the Company will have received 20 of the 21 authorizations required to operate the PTF. When the one remaining permit is issued, the Company intends to move ahead with the construction and operation of the US$25 million test facility.”

Since acquiring the Florence Copper Project less than two years ago Taseko’s management team in Arizona has worked closely with state and federal agencies to advance the project. During this same period, Taseko’s engineering team spent roughly $570,000 and made important technical advances to enhance the mineral extraction and recovery process. This engineering work and testing confirm robust project economics and reduced capital costs. As a result, Taseko expects Florence Copper to be a long term producer of high quality copper cathode and contributor to the American economy when in full production. In the same context that the in-situ process was successful at San Manuel Copper, we expect to be producing copper at approximately US$1.11 per pound (Ref.: 2013 Florence Copper Project 43-101 Technical Report). Commercial development of Florence Copper, with its desirable economic profile, low environmental impact technology and new job creation potential, makes it the ideal project for Taseko and the State of Arizona.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

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uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

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uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
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changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
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the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
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labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.